

June 13, 2023

Travis T. Thomas
Chief Financial Officer
Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, TX 77380

> **Re: Ring Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed May 4, 2023**
> **Response dated June 1, 2023**
> **File No. 001-36057**

Dear Travis T. Thomas:

We have reviewed your June 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2023 letter.

Form 8-K filed May 4, 2023

Exhibit 99.1
First Quarter 2023 Highlights and Recent Key Items, page 1

1. We note your response to prior comment 9 and your proposed disclosure of the reconciliation necessary to derive the Leverage Ratio as set forth in your Second Amended and Restated Credit Agreement dated as of August 31, 2022. To the extent that this Leverage Ratio is a material covenant in your credit agreement, please revise your discussion to include the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity. Refer to Question 102.09 of the Non-GAAP Compliance and Disclosure Interpretations.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation